UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2020 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Perion Network Ltd. (the “Registrant” or the “Company”) hereby announces that the shareholders of the Company approved Proposals 1-4 and 6 brought before the annual general meeting of shareholders held on February 6, 2020 (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or SEC, on December 26, 2019 (the “Proxy Statement”), and sent in connection with the Meeting.

12,871,514 ordinary shares, representing approximately 49.05% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

With Respect to Proposal 5, at the Meeting it was clarified that subject to the shareholders’ approval, and in accordance with and subject to the terms of the Compensation Policy as approved at the Meeting (the “Amended Compensation Policy”), that: (i) the monthly salary of our CEO, Mr. Doron Gerstel, shall be adjusted to NIS 120,000, effective April 12, 2020 as outlined in the Proxy Statement; (ii) the target annual cash bonus of Mr. Gerstel will be 100% of Mr. Gerstel’s annual base salary and the maximum annual cash bonus including for overachievement performance will be 150% of Mr. Gerstel’s annual base salary for any given calendar year; and (iii) the compensation committee and the board of directors of the Company (the “Compensation Committee” and the “Board,” respectively) are authorized to grant Mr. Gerstel, from time to time, a special bonus in accordance with and subject to the terms of the Amended Compensation Policy. The terms of employment of Mr. Gerstel, as proposed to be amended, are consistent with the Amended Compensation Policy.

All other employment terms will remain unchanged. For further information on the compensation terms of Mr. Gerstel, please see the Company’s annual report on Form 20-F for the year ended December 31, 2018.

In light of clarifications approved by the Compensation Committee and the Board, at the Meeting, it was resolved to adjourn the vote on Proposal 5, in accordance with Section 74 of the Companies Law to the following week at the same day, time and place.

Accordingly, solely for Proposal 5, the shareholders of record at the close of business on December 31, 2019 can further vote, change their vote or withdraw their vote, following the procedures as further described in the Proxy Statement, until no later than the close of business on February 12, 2020, or in person at the meeting, that will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, February 13, 2020, at 4:00 p.m. (Israel time), or at any adjournment thereof.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name:	Maoz Sigron
Title:	Chief Financial Officer

Date: February 6, 2020